Global Payments Inc. 3550 Lenox Road NE Suite 3000 Atlanta, GA 30328 404.926.9745 www.globalpaymentsinc.com

September 30, 2022

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Attn: Christopher Dunham and Amanda Ravitz

Re:	Global Payments Inc.

Definitive Proxy Statement on Schedule 14A

Filed on April 28, 2022

File No. 001-16111

Dear Mr. Dunham and Ms. Ravitz:

We hereby respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated September 19, 2022 (the “Comment Letter”), to the above referenced filing of Global Payments Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Definitive Proxy Statement on Schedule 14A filed April 28, 2022

General

1.	Please expand your discussion to address how the experience of your Lead Independent Director is brought to bear in connection with your board’s role in risk oversight.

RESPONSE:

We acknowledge the Staff’s comment and will enhance our proxy disclosures in future filings to include how the experience of our Lead Independent Director is brought to bear in connection with our board’s role in risk oversight.

2.

Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

RESPONSE:

We acknowledge the Staff’s comment and will enhance our proxy disclosures in future filings to include additional information on the role that our Lead Independent Director plays in the leadership of our board.

U.S. Securities and Exchange Commission

3.	Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	how the board interacts with management to address existing risks and identify significant emerging risks;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

RESPONSE:

We acknowledge the Staff’s comment and will enhance our proxy disclosures in future filings to include additional information on how our board administers its risk oversight function.

If you have any questions, please do not hesitate to contact me at (770) 829-8256.

Very truly yours,

/s/ David L. Green
David L. Green
Senior Executive Vice President, General Counsel and Corporate Secretary

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